SEC Mail Processing Section

APR -9 2009

Washington, DC
110

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : ΓΔΙ : 113 | 2-4-2009

Securities and Exchange Commissio[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

09045822

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

4/13

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Construction award for a Power Station in South Rhodes

The Board of Directors of PPC S.A. approved on April 2nd, 2009, the results of the tender for the supply and installation of a Power Station in South Rhodes with a capacity of 115.4 MW, burning low sulphur heavy fuel oil, and decided to award the project to the lowest bidder TERNA S.A.

The project award was for a total cost of €183 million including the construction of all the main and auxiliary civil engineering works and other installations.

The delivery time for the new station is set to 30 months.

Athens April 2, 2009